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                                                 -------------------------------
                    UNITED STATES                          OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION     -------------------------------
                Washington, D.C. 20549           OMB Number:          3235-0145
                                                 Expires:      October 31, 1997
                                                 Estimated average burden
                                                 hours per response.......14.90
                                                 -------------------------------



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*
                         First Citizens BancShares, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)
                       Class A Common Stock, $1 Par Value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   31946M-10-3
     ----------------------------------------------------------------------
                                 (CUSIP Number)
                               David L. Ward, Jr.
                             William R. Lathan, Jr.
                              Ward and Smith, P.A.
                               1001 College Court
                         New Bern, North Carolina 28562
                                 (919) 633-1000
 -------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)
                                 March 31, 1997
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_| .

        Check the following box if a fee is being paid with the statement |_| . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13D


-------------------------------      ---------------------------------
CUSIP No.    31946M-10-3             Page      2 of      8       Pages
-------------------------------      ---------------------------------

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    1
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George H. Broadrick
            ###-##-####
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    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                        (b) |_|

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    3
            SEC USE ONLY
--------------------------------------------------------------------------------
    4
            SOURCE OF FUNDS*

            PF; OO
--------------------------------------------------------------------------------
    5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
    6
            CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                              7
        NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                    801,842
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                             ---------------------------------------------------
                              8
                                      SHARED VOTING POWER

                                      255,500
                             ---------------------------------------------------
                              9
                                      SOLE DISPOSITIVE POWER

                                      801,842
                             ---------------------------------------------------
                             10
                                      SHARED DISPOSITIVE POWER

                                      255,500
--------------------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,057,342
--------------------------------------------------------------------------------
12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          |_|

--------------------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.97%
--------------------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------



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         This Amendment No. 1 to Schedule 13D is filed by George H. Broadrick, a beneficial owner of more than five percent (5%) of the Class A Common Stock of First Citizens BancShares, Inc., Raleigh, North Carolina. The initial Statement filed with the Commission, dated March 2, 1987, as amended by this Amendment No. 1, is referred to herein as the "Statement."

Item 1.  Security and Issuer.

         This Statement relates to the Class A Common Stock, $1 par value per share ("Class A Common Stock") of First Citizens BancShares, Inc. (the "Issuer"), whose principal executive offices are located at 1328 Smoketree Court, Raleigh, North Carolina 27604.

Item 2.  Identity and Background.

         (a)-(c) This Statement is filed by George H. Broadrick, whose business address is Post Office Box 31727, Charlotte, North Carolina 28231. Mr. Broadrick is the retired President of First Citizens BancShares, Inc. and its wholly-owned subsidiary, First-Citizens Bank & Trust Company, a North Carolina-chartered commercial bank whose principal executive offices are located at 3128 Smoketree Court, Raleigh, North Carolina 27604. Mr. Broadrick currently serves as Chairman of the Executive Committee of the Board of Directors and as a consultant to First Citizens BancShares, Inc. and First-Citizens Bank & Trust Company.

         (d) During the last five years, Mr. Broadrick has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Broadrick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Broadrick is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         George H. Broadrick formerly was the beneficial owner of shares of common stock of First Citizens Corporation, a North Carolina corporation ("FCC") which merged on October 21, 1986 with the Issuer to effect the Delaware reincorporation and recapitalization of the holding company of First-Citizens Bank & Trust Company, a North Carolina-chartered commercial bank. In accordance with an Agreement and Plan of Merger approved by the shareholders of FCC, each outstanding share of FCC common stock was required to be surrendered and exchanged for 100 shares of the Issuer's Class A common stock and 25 shares of the Issuer's Class B common stock.

         In addition to the shares acquired by Mr. Broadrick, individually and in a fiduciary capacity, and by his immediate

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family, as a result of the share exchange pursuant to the merger, additional shares have since been acquired by George H. Broadrick in a fiduciary capacity, including but not limited to those described in Item 5(c) below, some of which shares were acquired as gifts. Any shares of Class A Common Stock of the Issuer purchased to date by Mr. Broadrick, his spouse, or by the third party trusts as to which he serves in a fiduciary capacity as trustee, were purchased with cash. Any shares of Class A Common Stock of the Issuer which may be purchased following the date of this Amendment No. 1 by Mr. Broadrick, members of his immediate family, or the trusts of which he serves as trustee, are expected to be purchased with cash using each such individual's or trust's own funds.

Item 4.  Purpose of Transaction.

         As described in Item 3 above, the initial acquisition of shares of the Issuer's Class A Common Stock resulted from the required exchange of FCC common stock for the Issuer's Class A and Class B Common Stock issued due to the merger of FCC into the Issuer on October 21, 1986. The purpose of the merger was to effect the reincorporation in Delaware and the recapitalization of the holding company of First-Citizens Bank & Trust Company. A full description of the purpose of this transaction may be found in Registration Statement No. 33-7946 on Form S-4, as amended by Amendment No. 1, filed with the Securities and Exchange Commission on September 17, 1986. Since the merger, various additional shares of Class A and Class B Common Stock have been acquired for investment purposes by Mr. Broadrick individually and as Trustee of various trusts for the benefit of the adult children of Lewis R. Holding, who serves as Chairman of the Board and Chief Executive Officer of the Issuer.

         The Class A Common Stock beneficially owned by Mr. Broadrick is held for investment purposes. Mr. Broadrick may consider purchasing additional shares of the Issuer in the open market or in privately negotiated transactions. Whether Mr. Broadrick, members of his immediate family, and/or the trusts of which he serves as trustee, purchase any additional shares of the Issuer's Class A Common Stock, and the amount and timing of any such purchases, will depend on his continuing assessment of pertinent factors, including without limitation the following: the availability of shares for purchase at particular price levels; the Issuer's business and prospects; other business and investment opportunities available to Mr. Broadrick; economic conditions; stock market and money market conditions. Depending upon his assessment of these factors from time to time, Mr. Broadrick may change his present intentions as stated above, subject to the terms and conditions of the trust agreements described below.

         Mr. Broadrick has no current plans which would result in any of the consequences listed in (a)-(j) of Item 4 of Schedule 13D. However, as Chairman of the Executive Committee of the Board of Directors of the Issuer, Mr. Broadrick is actively involved in the management and policy-making functions of the Issuer and, as such, would be involved in the decisions regarding any of the matters described in Item 4.

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Item 5.  Interest in Securities of the Issuer.

         (a)-(b) George H. Broadrick beneficially owns an aggregate of 1,057,342 shares of Class A Common Stock, constituting 10.97% of the outstanding Class A Common Stock of the Issuer (based on 9,637,882 shares outstanding).

         As of the date hereof, Mr. Broadrick holds directly 55,742 shares (0.58%) of Class A Common Stock. The remaining shares listed above as beneficially owned by George H. Broadrick consist of an aggregate of 746,100 shares (7.74%) held by Mr. Broadrick in a fiduciary capacity as sole trustee of two irrevocable trusts for the benefit of the adult children of Lewis R. Holding; an aggregate of 245,500 shares (2.55%) held in a fiduciary capacity by George H. Broadrick and the spouse of Lewis R. Holding as co-trustees of four irrevocable trusts for the benefit of Mr. Holding's adult children; and 10,000 shares (0.10%) held directly by Mr. Broadrick's spouse.

         George H. Broadrick exercises sole voting and dispositive power as to 801,842 shares (8.32%) held directly on his own behalf and in a fiduciary capacity as sole trustee; he exercises shared voting and dispositive power as to 245,500 shares (2.55%) held in a fiduciary capacity as co-trustee; and, as to 10,000 shares (0.10%) held by his spouse, Mr. Broadrick disclaims beneficial ownership as to such shares.

         (c) On March 31, 1997, Mr. Broadrick, as sole trustee of two trusts for the benefit of the adult children of Lewis R. Holding, disposed of 207,706 shares (2.16%) of the Issuer's Class A Common Stock held by such trusts in a share-for-share exchange with Lewis R. Holding in return for a total of 207,706 shares of the Issuer's Class B Common Stock transferred from Lewis R. Holding, which shares of Class B Common Stock were transferred from Mr. Holding's direct ownership. The Issuer's Class A Common Stock and Class B Common Stock are separate and distinct classes of equity securities with different voting rights and are not convertible one to another.

         No other transactions in the Class A Common Stock were effected by Mr. Broadrick, members of his immediate family, or the trusts as to which he serves in a fiduciary capacity, during the previous sixty (60) days.

         (d) The trust agreements described in Item 6 below, under which George
H. Broadrick is trustee, contain certain terms and conditions as to whether dividends on the shares held in trust, or proceeds from the sale thereof, may be paid to the beneficiaries, accumulated as income or transferred to the principal of the trusts. Reference is made to such trust agreements (which are incorporated by reference herein as Exhibits) for their complete terms and conditions. Otherwise, the record holders of the shares shown above as beneficially owned by Mr. Broadrick have the rights to receive dividends and proceeds from the sale of such shares.

         (e)      Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

         Pursuant to the trust agreements filed as Exhibits 7(a) and 7(b) below, George H. Broadrick has sole voting and dispositive authority over shares of the Class A Common Stock, but is directed to consult with such of the then current beneficiaries who have reached age forty (40) years (neither of the current beneficiaries have reached such age as of the date of this Statement). Certain other voting and dispositive power contingencies also are contained in each of such trust agreements, to which reference is made for their complete terms and conditions.

         Pursuant to the trust agreements filed as Exhibits 7(c), 7(d), 7(e) and 7(f) below, George H. Broadrick, as successor trustee to First-Citizens Bank & Trust Company, has shared voting and dispositive authority with Carolyn S. Holding, co-trustee, and the current beneficiaries. Certain other voting and dispositive power contingencies also are contained in each of such trust agreements, to which reference is made for their complete terms and conditions.

         Except as described herein, there are no contracts, agreements, arrangements or relationships (legal or otherwise) between Mr. Broadrick and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         (a) Irrevocable Trust Agreement for Carmen P. Holding, dated March 28, 1990; Lewis R. Holding, Grantor; George H. Broadrick, Trustee.

         (b) Irrevocable Trust Agreement for Caroline R. Holding, dated March 28, 1990; Lewis R. Holding, Grantor; George H. Broadrick, Trustee.

         (c) Irrevocable Trust Agreement for the benefit of Carmen P. Holding, dated April 26, 1979; as amended by a Notice of Removal of Trustee, Appointment of Successor Trustee, and Acceptance of Appointment as Successor Trustee, dated January 30, 1991; Lewis R. Holding, Grantor; Carolyn S. Holding and George H. Broadrick, Co-Trustees.

         (d) Irrevocable Trust Agreement for the benefit of Caroline R. Holding, dated April 26, 1979; as amended by a Notice of Removal of Trustee, Appointment of Successor Trustee, and Acceptance of Appointment as Successor Trustee, dated January 30, 1991; Lewis R. Holding, Grantor; Carolyn S. Holding and George H. Broadrick, Co-Trustees.

         (e) Irrevocable Trust Agreement for the benefit of Carmen P. Holding, dated December 28, 1976; as amended by a Notice of Removal of Trustee, Appointment of Successor Trustee, and Acceptance of Appointment as Successor Trustee, dated

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                  January 30, 1991; Maggie B. Holding, Grantor; Carolyn S.
                  Holding and George H. Broadrick, Co-Trustees.

         (f) Irrevocable Trust Agreement for the benefit of Caroline R. Holding, dated December 28, 1976; as amended by a Notice of Removal of Trustee, Appointment of Successor Trustee, and Acceptance of Appointment as Successor Trustee, dated January 30, 1991; Maggie B. Holding, Grantor; Carolyn S. Holding and George H. Broadrick, Co-Trustees.


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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




   April 16, 1997                        /s/George H. Broadrick
       Date                                 George H. Broadrick







                                        8